Notice to Stockholders

Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders, by supplementing the Material Fact disclosed on February 5, 2025, that the share fractions arising from the share bonus have been grouped in whole numbers and sold on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) at the auction held on April 3, 2025.

At this auction, 165,233 book-entry shares with no par value were sold, of which 47,981 common shares and 117,252 preferred shares, with the net amounts of R$28.2166027181 for each common share and R$31.9437725209 for each preferred share. This amount will be available for 10 years[1] to stockholders without up-to-date registration information from the date of payment to stockholders with up-to-date registration information.

The proceeds of these fractions will be made available on April 11, 2025 to stockholders entitled to receive them, as follows:

a) for stockholders registered in the Company's books whose registration information is up-to-date, proceeds will be deposited directly by Itaú Corretora de Valores S.A., the institution responsible for the Company's share bookkeeping, to the current account at the Financial Institution indicated in the stockholder's registration information. Any stockholders whose registration information is not updated should do so through the channels below: (i) App Íon – by following the route: My account > Update your registration information, and (ii) brick-and-mortar branch: hold individual taxpayer’s registry (CPF), identity card (RG), proof of residence and proof of bank domicile; and

b) for other stockholders, payment will be made directly to B3, who will subsequently transfer these amounts to the stockholders included in their registrations, through their Custody Agents.

São Paulo (SP), April 7, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

[1] According to article 205 of the Civil Code.